
RECEIVED
2007
WASH, D.C.
PROCESSING




07008044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52746 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/01/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICICI Securities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 5th Avenue, Suite 2330
(No. and Street)

New York, (City) New York (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Fredric Osbaum (212) 509-7800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gopa Kumar Puthenveettill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICICI Securities Inc.
of March 31, 20 07, as are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director and CEO
Title

Notary Public

NOREEN WALSH
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
NO. 01WA6053006
MY COMMISSION EXPIRES 01-02-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

untants and Business Advisors

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
**ICICI Securities Inc.**

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the "Company") as of March 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 28, 2007

Broad Street
ı Floor
York, NY 10004
12.422.1000
12.422.0144
ww.grantthornton.com

t Thornton LLP
ember of Grant Thornton International

ICICI Securities Inc.

## STATEMENT OF FINANCIAL CONDITION

March 31, 2007

*Expressed in U.S. Dollars*

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $13,066,134 |
| Receivable from clearing broker | 106,958 |
| Due from parent | 292,338 |
| Due from affiliates | 31,990 |
| Fixed assets, net of depreciation of $11,088 | 452,661 |
| Other assets | 645,036 |
| Total assets | $14,595,117 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable and other accrued liabilities | $ 951,328 |
| Deferred rent payable | 204,593 |
| Due to affiliates | 1,257 |
| Total liabilities | 1,157,178 |
| Subordinated liabilities | 7,500,000 |
| Stockholder's equity | 5,937,939 |
| Total stockholder's equity | 5,937,939 |
| Total liabilities and stockholder's equity | $14,595,117 |

*The accompanying notes are an integral part of this statement.*

ICICI Securities Inc.

## NOTES TO STATEMENT OF FINANCIAL CONDITION

March 31, 2007

*Expressed in U.S. Dollars*

### NOTE A - ORGANIZATION

ICICI Securities Inc. (the "Company") is a wholly-owned subsidiary of ICICI Securities Holdings, Inc. ("Parent"), which is an indirect wholly-owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets and by a member organization of the New York Stock Exchange for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

### NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents include cash and short-term money market fund or other instruments purchased with a maturity of three months or less when acquired.

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange at period-end. Resulting gains and losses are reflected in the results of operations.

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The Company is a wholly-owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis.

Securities owned are valued at market value.

*Expressed in U.S. Dollars*

## NOTE B (continued)

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company has a fully disclosed clearing arrangement with a clearing broker. Receivable from clearing broker represents cash on deposit at the clearing broker. The clearing broker is a member of the New York Stock Exchange and various other stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

## NOTE D - RELATED PARTY TRANSACTIONS

Pursuant to an agreement, the Company owes its Parent a monthly administrative fee for managing the operations of the Company. The agreement was cancelled as of December 31, 2006. As of March 31, 2007, receivable from Parent of $292,338 represents amounts owed by the Parent for benefit of the Company's proportionate share of income taxes (see Note G) offset by administrative fees payable.

The Company repurchased and retired $4,000,000 of its common stock on September 14, 2006 at its par value.

Some of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and remitted to the Company net of the affiliate's charges for facilitation fees. As of March 31, 2007, receivable from affiliate in the amount of $31,990 represents the Company's share of commissions earned from customer securities transactions collected by this affiliate which had not yet been paid to the Company by the affiliate. Pursuant to an agreement, the Company utilizes an affiliate to perform advisory services for its clients.

## NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2007, the Company had net capital of $11,529,541, which exceeded requirements by $11,429,541.

Proprietary accounts, held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

## NOTE F - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits and a deposit with a clearing broker. However, the Company does not believe that these amounts are exposed to significant risk. Substantially all of the Company's other assets are held at the Company's clearing broker.

## NOTE G - INCOME TAXES

The Company is included in a consolidated income tax return with its Parent. The provision for income taxes is determined, however, on a separate return basis. The Company has historically and currently incurred losses. The Parent pays the Company currently for tax benefits related to net operating losses. As such, the Company has no outstanding net operating losses. Such reimbursements are considered to be capital contributions by the Parent.

The Company operates branch offices in Singapore and London, England. The offices provide support services to the Company. The Company compensates each branch office by paying its expenses, including a 10% margin.

## NOTE H - SUBORDINATED LIABILITIES

The Company has entered into a subordinated borrowing with an affiliate. The borrowing is subordinate to the claims of all other creditors of the Company. It is covered by a subordination agreement approved by the designated regulatory organization and is available in computing net capital pursuant to the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The borrowing of $7,500,000 bears interest based on LIBOR plus 70 basis points. The borrowing matures on September 30, 2007.

*Expressed in U.S. Dollars*

## NOTE I - COMMITMENTS

The Company has obligations for its office space in New York City under the terms of an operating lease expiring February 28, 2017. Rent expense for the year ended March 31, 2007 was approximately $266,000. The rent expenses recognized in the statement of operations have been straight-lined over the life of the lease. Accordingly, a liability for $204,593 has been included as "Deferred rent payable" in the statement of financial condition. The approximate future minimum annual lease payments are:

| | Payments |
|---|---|
| Year ended March 31, | |
| 2008 | $ 493,024 |
| 2009 | 493,024 |
| 2010 | 493,024 |
| 2011 | 493,024 |
| 2012 | 510,384 |
| 2013 and thereafter | 2,594,741 |
| Total | $5,077,221 |

## NOTE J - FIXED ASSETS

Computers, software, furniture and leasehold improvements consist of the following at March 31:

| | Useful life (in years) | 2007 |
|---|---|---|
| Computer equipment and software | 3 | $ 44,747 |
| Furniture | 7 | 89,241 |
| Leasehold improvements | 10 | 329,761 |
| | | 463,749 |
| Less accumulated depreciation and amortization | | (11,088) |
| | | $452,661 |


END